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                             August 31, 2020

       Maurizio Chiriva Internati, DBSc., Ph.Ds.
       Chief Executive Officer
       Kiromic Biopharma, Inc.
       7707 Fannin, Suite 140
       Houston, TX 77054

                                                        Re: Kiromic Biopharma,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed August 24,
2020
                                                            File No. 333-238153

       Dear Dr. Internati:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1 filed August 24,
2020

       Use of Proceeds, page 73

   1. We note your new disclosure that upon completion of clinical trials, you believe your product candidates will
be eligible for a priority review and subsequent BLA filing. Given your product
candidates' stage of development, it appears to be premature to anticipate these milestones.
Please revise Use of Proceeds to remove this disclosure.
 Maurizio Chiriva Internati, DBSc., Ph.Ds.
FirstName LastNameMaurizio    Chiriva Internati, DBSc., Ph.Ds.
Kiromic Biopharma,   Inc.
Comapany
August 31, NameKiromic
           2020           Biopharma, Inc.
August
Page 2 31, 2020 Page 2
FirstName LastName
       You may contact Kristin Lochhead at 202-551-3664 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Justin Anslow